Exhibit 99.1

PartnerRe Ltd. Declares Dividends on Preferred Shares

PEMBROKE, Bermuda, August 9, 2018 - PartnerRe Ltd. announced that its Board of Directors has declared a dividend for the period June 1, 2018 - August 31, 2018 of $0.40625 per share on the Company’s 6.50% Series G Cumulative Redeemable Preferred Shares, $0.453125 per share on the Company’s 7.25% Series H Cumulative Redeemable Preferred Shares, and $0.3671875 on the Company’s 5.875% Series F and Series I Non-Cumulative Redeemable Preferred Shares. The dividends are payable on September 4, 2018 to shareholders of record on August 24, 2018.

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2017, total revenues were $5.7 billion. At June 30, 2018, total assets were $23.1 billion, total capital was $8.1 billion and total shareholders’ equity was $6.7 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz